                                                                    Exhibit 99.3

COMPANY PRESS RELEASE:
USATALKS.COM (USAT) ANNOUNCES BUILD-OUT OF NATIONWIDE VOIP NETWORK

LA JOLLA, CALIF., JULY 27 /PR NEWSWIRE USATALKS.COM, INC. (OTC: USAT)today announces the completion of the first phase of its nationwide voice-over-Iintranet (VOIP) telephony network with the installation of the New York "Super P.O.P". The completed network, available immediately, gives customers access to unlimited long distance calling for a monthly flat rate, originating from local access in over 200 cities and terminating anywhere in the lower 48 for as low as $25 a month. The second phase of the domestic network expansion, which is currently underway, will add 15 more "Super P.O.P.'s" across the country and expand the USAT service area to an additional 200 markets.

As planned, by the fall1999 customers in areas representing over two thirds of the total U.S. population will be able to originate long distance calls in the USAT service area and terminate anywhere in the U.S. The Company will also be introducing monthly flat rate domestic long distance calling within Canada and the United Kingdom, as well as an international monthly flat rate service between these markets and the U.S. Allen J. Portnoy, Chairman and Chief Executive Officer of USAT, comments, "Flat rate monthly long distance telephone service is a reality." Mr. Portnoy adds, "It is a unique product made possible by rapid developments in technology, the strong demand for communications products, and the unique infrastructure we have put together.

Additional new products and services are on the horizon and will be deployed as soon as testing is completed." In conjunction with the completion of phase one, USAT is rolling out an extensive marketing campaign in support of its monthly flat rate unlimited long distance service.

The marketing campaign will consist of outbound and inbound telemarketing, direct sales, an industry agent reseller program, and broadcast media advertising. For more information about the company, please contact USAT at 858-638-9485. To sign up for service, call 877-756-0000 or visit the Company's Website at http://www.USATalks.com. Headquartered in San Diego, USATalks has built the first private national telephone network over which it will offer its customers unlimited long-distance telephone service at a flat monthly fee. USAT offers an "all-you-can-talk," telephone-to-telephone long-distance service using Internet Protocol (IP) with a variety of service and pricing plans from $25 to$90 per month. USATalks' service is designed to meet the long-distance needs of both residential and business customers. Commercial products for regional and national accounts will also be offered.

This press release contains forward-looking statements relating to future operating information and their impact on future results. Actual results could differ materially from those projected in forward-looking statements as a result of risk factors such as market conditions, product life cycles, customer delays in purchasing products, technology shifts, potential difficulties in introducing new products, competition, price sensitivity, and the uncertain market acceptance of the Company's products by distributors, retailers and customers.

CONTACT: Patricia Youngquist, Vice President Corporate Communications ofUSATalks.com, Inc., 858-638-9485.